UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
May 10, 2016
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
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This report includes the slides for the presentation to investors and the media release in connection with the 1Q16 results.

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com
Media Release
Credit Suisse announces 1Q16 results
Significant cost savings across the bank, and profitable growth and net asset inflows in APAC, IWM and Swiss UB. Stable capital position at 11.4%
Highlights
1Q16 financial performance
• Group reported pre-tax loss of CHF 484 million (adjusted*: CHF 173 million), compared to reported pre-tax income of CHF 1,511 million (adjusted*: CHF 1,357 million) in 1Q15.
• Core reported pre-tax income of CHF 240 million (adjusted*: CHF 470 million), compared to CHF 1,894 million (adjusted*: CHF 1,740 million) in 1Q15.
• Group reported total operating expenses of CHF 4,972 million (adjusted*: CHF 4,717 million), down 3% from 1Q15 and down 53% from 4Q15.
• Look-through CET1 ratio of 11.4%.
• Look-through CET1 leverage ratio of 3.3%.
• Board of Directors has set the discount for the scrip dividend for the financial year 2015 at 10%.
Disciplined execution in challenging market conditions
• Accelerated cost savings program to mitigate impact of adverse market conditions.
• In 1Q16, we achieved – on an annualized basis – more than half of the CHF 1.4 billion of net cost savings we are targeting for 2016; confident to meet or exceed CHF 1.7 billion gross cost savings target by year-end 2016.
• Global Markets Accelerated Restructuring (‘GMAR’) moving at pace; actioned more than 1,0001 of targeted headcount reduction of 3,500 by end-2016 and reduced business complexity through business exits and new organizational structure.
• Significantly de-risked Global Markets (‘GM’) activities; distressed debt exposure down 79%2 from 4Q15 following the sale of credit assets, including a part of the distressed debt portfolio of USD 1.27 billion to TSSP on May 3, 2016, coupled with substantial reductions in collateralized loan obligations (CLO) positions, down 81% from 4Q15, enabling GM to achieve target of reducing maximum quarterly loss in an adverse scenario by about 50%.
• Material progress in SRU wind-down, with CHF 7 billion reduction of risk-weighted assets (RWA) in 1Q16.
Profitable growth
• Asia Pacific (APAC)
– Adjusted* return on regulatory capital of 20%.
– CHF 4.3 billion of net new assets with gross margin of 81 basis points.
– Continued success in recruiting quality Relationship Managers (RMs): after 40 new hires in 4Q15, 40 new hires were made in 1Q16, taking the total number of RMs to 630 from 530 at end-1Q15.
• International Wealth Management (IWM)
– CHF 6.9 billion of net new assets3 for the division with a gross margin of 109 basis points for Private Banking.
– Initiated hiring of 90 RMs, including committed new joiners, with two-thirds focused on covering emerging markets.
– Adjusted*4 return on regulatory capital of 24%.
– Mandates penetration and loan penetration both increased in Private Banking year on year.

• Swiss Universal Bank
– Adjusted* pre-tax income of CHF 466 million, up 12% compared to 1Q15, with adjusted*4 return on regulatory capital of 16%.
– Stable gross margin of 139 basis points in Private Banking.
– Mandates penetration increased to 27% from 15% in 1Q15.
Investment Banking & Capital Markets (IBCM) pivoting successfully towards M&A and ECM
– M&A revenues doubled year on year in USD and top 4 ranking5 in completed M&A deals in the Americas.
Reduced look-through RWA from approximately USD 290 billion to approximately USD 280 billion, despite USD 7 billion of regulatory-driven RWA increases.
Capital position stable in difficult markets with look-through CET1 ratio at 11.4% through disciplined capital management and cost control.

Tidjane Thiam, Chief Executive Officer of Credit Suisse, stated: “In the first three months of the year, we have remained focused on executing our strategy with three clear priorities: accelerating our cost and headcount reduction efforts, delivering profitable growth in wealth management focused divisions and maintaining our strong capital position. We have been able to make good progress in all of these areas against an extremely challenging market backdrop.
• Our Group-wide delivery of cost reductions is moving at pace: As of May 10, we have actioned 3,5001, or 58%, of our full-year 2016 headcount reduction target of 6,000. In 1Q16, we achieved – on an annualized basis – more than half of the CHF 1.4 billion of net cost savings we are targeting for 2016.
• In GM, where we announced an accelerated restructuring (GMAR) on March 23, 2016, we made progress in reducing fixed costs and have actioned more than 1,0001 of our headcount reduction as of May 10, 2016.
• Through GMAR, we will achieve material RWA and leverage reductions in GM, positioning the business well for future regulatory developments.
• We have substantially de-risked our GM portfolio of activities. Our USD 1.24 billion sale of distressed debt to TSSP, coupled with substantial reductions in CLO positions, down 81% from 4Q15, enabling GM to achieve its target of reducing its maximum quarterly loss in an adverse scenario by about 50%.
• Successful delivery by the Strategic Resolution Unit (SRU) is crucial to the achievement of our strategic and financial objectives. We are making good progress with a CHF 7 billion reduction of RWA in the SRU in 1Q16.
In the challenging 1Q16 environment, all of our wealth management focused divisions performed strongly, generating profitable growth. Together, these divisions generated approximately CHF 1 billion of adjusted* pre-tax income. APAC, IWM and Swiss UB attracted CHF 4.3 billion, CHF 6.9 billion3 and CHF 3.0 billion of net new assets, respectively.
We remain focused on profitable growth: margins were stable year on year in APAC, where net new assets grew by 11% and margins in IWM increased to their highest level since 2011. This illustrates the quality of our customer base and the strength of our relationships as well as the increased availability of capital to lend.
We maintained our momentum in hiring RMs across our wealth management focused divisions. In APAC, we have added 100 RMs year on year, bringing the total number of RMs to 630 by end-1Q16 compared to 530 a year ago.
Facing a sharp fall in client activity levels and lower market volumes, we have used a number of key levers – cost control and RWA and leverage reduction – to deliver a stable look-through common equity tier 1 capital ratio of 11.4%. We aim to operate within a range of 11% to 12% in 20166.
In the first quarter of 2016 and particularly in January and February, we operated in some of the most difficult markets on record with volumes and client activity drastically reduced. While we saw tentative signs of a pick-up in activity in March and then in April, subdued market conditions and low levels of client activity are likely to persist in the second quarter of 2016 and possibly beyond.
We remain convinced that we face attractive long-term opportunities in our wealth management focused divisions, supported by distinct investment banking capabilities, and that our strategy will, over time, create value for our clients and shareholders.
We remain focused on executing our plan – cutting costs, investing selectively in profitable growth and managing capital – with discipline.”

Credit Suisse Group and Core results
The results of Credit Suisse Group comprise the results of our six reporting segments, including the Strategic Resolution Unit, and the Corporate Center. Core Results exclude revenues and expenses from our Strategic Resolution Unit.
As we move ahead with the implementation of our new strategy, it is important to measure the progress achieved by our underlying business performance in a consistent manner. To achieve this, we will focus our analyses on adjusted* results.
Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other items included in our reported results. Management believes that adjusted* results provide a useful presentation of our operating results for the purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. We will report quarterly on the same adjusted* basis for the Group, Core and divisional results until end-2018 to allow investors to monitor our progress in implementing our new strategy, given the material restructuring charges and other items which are not reflective of our underlying performance but are to be borne in the interim period. Tables in the appendix of this Media Release (pages A-1 to A-6) provide the detailed reconciliation between reported and adjusted results for the Group, Core businesses and the individual divisions.
Key metrics
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Credit Suisse Group results (CHF million)
Net revenues	4,638	4,210	6,647	10	(30)
Adjusted net revenues	4,694	4,801	6,503	(2)	(28)
Provision for credit losses	150	133	30	13	400
Total operating expenses	4,972	10,518	5,106	(53)	(3)
Adjusted total operating expenses	4,717	5,802	5,116	(19)	(8)
Income/(loss) before taxes	(484)	(6,441)	1,511	(92)	–
Adjusted income/(loss) before taxes	(173)	(1,134)	1,357	(85)	–
Net income/(loss) attributable to shareholders	(302)	(5,828)	1,054	(95)	–
Core Results (CHF million)
Net revenues	4,750	4,189	6,471	13	(27)
Adjusted net revenues	4,802	4,780	6,327	0	(24)
Provision for credit losses	104	40	25	160	316
Total operating expenses	4,406	9,468	4,552	(53)	(3)
Adjusted total operating expenses	4,228	5,160	4,562	(18)	(7)
Income/(loss) before taxes	240	(5,319)	1,894	–	(87)
Adjusted income/(loss) before taxes	470	(420)	1,740	–	(73)
Net new assets reported	12.1	4.4	16.7	175.0	(27.5)
Basel III regulatory capital and leverage statistics
Look-through risk-weighted assets (CHF million)	280,382	289,946	–	(3)	–
CET1 ratio (%)	13.6	14.3	–	–	–
Look-through CET1 ratio (%)	11.4	11.4	–	–	–
Look-through CET1 leverage ratio (%)	3.3	3.3	–	–	–
Look-through tier 1 leverage ratio (%)	4.4	4.5	–	–	–

• Core pre-tax income was CHF 240 million (adjusted*: CHF 470 million) for 1Q16 compared to a Core pre-tax loss of CHF 5,319 million (adjusted*: CHF 420 million) in 4Q15 and pre-tax income of CHF 1,894 million (adjusted*: CHF 1,740 million) in 1Q15.
• The 1Q16 results reflect strong adjusted* operating performance by the wealth management focused divisions with adjusted* pre-tax income up 39% to CHF 466 million (reported: CHF 426 million) in Swiss UB, up 70% to CHF 252 million (reported: CHF 251 million) in APAC and up 21% to CHF 279 million (reported: CHF 270 million) in IWM from 4Q15. This was more than offset by the performance of GM and IBCM. GM was impacted by challenging market-making conditions and continued mark-to-market losses as well as low levels of client activity during 1Q16. We continued to reduce risk in the portfolio by cutting inventory positions in our distressed portfolio. Likewise, the performance of IBCM continued to be affected by challenging market conditions characterized by volatility, macroeconomic uncertainty and low energy prices.
• Core adjusted* total operating expenses were CHF 4,228 million (reported: CHF 4,406 million), down 18% from 4Q15 and down 7% from 1Q15, primarily reflecting lower deferred compensation expenses from prior-year awards. We made progress in reducing expenses relating to professional services and contractors, and we expect this development to continue going forward as we conclude the reorganization of the Group and its legal entity programs. We incurred CHF 178 million of restructuring expenses in 1Q16 in connection with the implementation of our new strategy.
• We made substantial progress on the accelerated Group-wide cost reduction program we announced on March 23, 2016, including the reduction of headcount across all divisions except Swiss UB. We are on track to deliver the targeted gross cost savings by end-2016 and we are confident that we will reduce our operating cost base to CHF 19.8 billion by the end of this year, and to below CHF 18.0 billion by end-2018. In 1Q16, we achieved – on an annualized basis – more than half of the CHF 1.4 billion of net cost savings we are targeting for 2016. Against our plan to reduce headcount by 6,000 by end-2016, 3,5001 has been actioned as of May 10, 2016, adding 700 to the 2,800 that have already been actioned at the time of our last update on March 23, 2016.
• We captured net asset inflows of CHF 4.3 billion in APAC, CHF 6.93 billion in IWM, and CHF 3.0 billion in Swiss UB. Compared to 1Q15, the gross margin in APAC was stable at 81 basis points. In IWM the adjusted* net margin of 30 basis points and gross margin of 109 basis points both improved to their highest levels since 2011 – evidence of the quality nature of our asset inflows.
• At end-1Q16, Credit Suisse reported look-through RWA of CHF 280.4 billion, down from CHF 289.9 billion at end-4Q15 and from CHF 283.1 billion at end-1Q15. Look-through leverage exposure for the Group was CHF 969.5 billion at end-1Q16, down from CHF 987.6 billion at end-4Q15 and from CHF 1,102.7 billion at end-1Q15.
• At end-1Q16, we maintained our capital strength and reported a look-through CET1 capital ratio of 11.4%. For the remainder of 2016, as announced on March 23, 2016, we aim to maintain a look-through CET1 capital ratio of between 11-12%6 to allow us to continue our restructuring at pace while investing in our Core businesses.
• At end-1Q16, Credit Suisse reported a look-through Swiss leverage ratio of 5.1% and a look-through BIS Tier 1 leverage ratio of 4.4%, with a CET1 component of 3.3%, stable compared to 4Q15.

Asia Pacific (APAC)
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Asia Pacific results (CHF million)
Net revenues	894	826	1,088	8	(18)
Provision for credit losses	(21)	3	(3)	–	–
Total operating expenses	664	1,440	626	(54)	6
Adjusted total operating expenses	663	675	626	(2)	6
Income/(loss) before taxes	251	(617)	465	–	(46)
Adjusted income before taxes	252	148	465	70	(46)
Private Banking
Assets under management (CHF billion)	149.6	150.4	154.6	(0.5)	(3.2)
Net new assets (CHF billion)	4.3	3.0	4.5	–	–
Gross margin (annualized) (bp)	81	72	81	–	–
Net margin (annualized) (bp)	28	13	29	–	–
• Our APAC division delivered a strong performance in 1Q16 with an adjusted* return on regulatory capital of 20% despite the challenging environment.
• Adjusted* pre-tax income of CHF 252 million (reported: CHF 251 million) increased 70% from 4Q15. Net revenues of CHF 894 million increased 8% from 4Q15. Revenue performance in 1Q16 was resilient to challenging market conditions with strong client activity, notably with (ultra-)-high-net-worth-individuals, entrepreneurs and corporates. We saw higher transaction-based revenues and recurring commissions and fees in the Private Banking business, and stronger fixed income sales and trading revenues. These increases were partially offset by a decline in equity sales and trading revenues compared to 1Q15, which had benefited from a strong trading environment.
• We successfully attracted quality assets and RMs to our platform, reflecting continued momentum in executing our strategy. We added 40 RMs since 4Q15 and 100 since 1Q15, ending 1Q16 with 630 RMs. Net new assets from ultra-high and high-net-worth individuals totaled CHF 4.3 billion in 1Q16 and increased at an annualized growth rate of 11% from 4Q15 driven by broad-based inflows across market areas, productivity of new RM hires, and collaboration across departments. Total assets under management were CHF 150 billion at end-1Q16.
• APAC reported a gross margin of 81 basis points, up 9 basis points from 4Q15 and consistent with 1Q15. Similarly, adjusted* net margin improved compared to 4Q15 and was in line with 1Q15.
• Our adjusted* total operating expenses of CHF 663 million (reported: CHF 664 million) were down 2% compared to 4Q15 and up 6% compared to 1Q15. As we stated on March 23, 2016, we are mindful of persisting challenging market conditions when implementing our investment program. In that context, we continue to seek efficiencies while executing on key initiatives in the areas of client coverage, platform development, risk management, compliance and infrastructure. We are adding RMs and are extending Credit Suisse’s capabilities in markets such as China and Australia. We are consolidating division-wide financing capabilities to provide tailored solutions to our clients as there is strong, quality demand for financing solutions. We are making strategic investments across our core and digital private banking platforms as well as investing to further strengthen our compliance and risk functions to support our business ambition and meet our regulatory requirements. We continue to take a disciplined approach to managing our cost base and want to generate quality, profitable and compliant growth in APAC, combined with well controlled risks.
• Going forward, we will maintain our focus on our top client franchises and enhance our capabilities to capture opportunities from increasing wealth creation, growing financing needs, and the deepening of equity markets across Asia Pacific.

International Wealth Management (IWM)
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
International Wealth Management results (CHF million)
Net revenues	1,108	1,146	1,069	(3)	4
Adjusted net revenues	1,108	1,135	1,069	(2)	4
of which Private Banking	786	771	748	2	5
of which Asset Management	322	364	321	(12)	0
Provision for credit losses	(2)	(8)	1	(75)	–
Total operating expenses	840	1,174	805	(28)	4
Adjusted total operating expenses	831	913	815	(9)	2
Income/(loss) before taxes	270	(20)	263	–	3
Adjusted income before taxes	279	230	253	21	10
of which Private Banking	212	191	207	11	2
of which Asset Management	67	39	46	72	46
Private Banking
Assets under management (CHF billion)	287.0	289.6	310.4	(0.9)	(7.5)
Net new assets (CHF billion)	5.4	(4.2)	(0.7)	–	–
Gross margin (annualized) (bp)	109	106	97	–	–
Net margin (annualized) (bp)	28	(8)	28	–	–
Asset Management
Assets under management (CHF billion)	301.3	321.3	309.9	(6.2)	(2.8)
Net new assets (CHF billion)	1.5	3.6	9.2	–	–
• IWM reported a strong performance in 1Q16 with adjusted* pre-tax income of CHF 279 million (reported: CHF 270 million), up 21% and 10% compared to 4Q15 and 1Q15, respectively.
• Net revenues increased 4% from 1Q15 to CHF 1,108 million, predominantly in Private Banking, and were down 3% compared to 4Q15, which included seasonally higher performance revenues in Asset Management.
• Adjusted* total operating expenses increased 2% from 1Q15 to CHF 831 million (reported: CHF 840 million), mainly due to increased expenses related to compliance and risk management infrastructure in Private Banking, partially offset by lower expenses in Asset Management. Adjusted* total operating expenses decreased 9% compared to 4Q15.
• IWM Private Banking
– Delivered profitable growth in 1Q16. Adjusted* pre-tax income of CHF 212 million (reported: CHF 202 million) increased 11% compared to 4Q15 and increased 2% compared to 1Q15.
– Broad-based inflows of net new assets of CHF 5.4 billion across emerging markets and Europe, primarily related to lending and inflows into mandates and diversified portfolios.
– The adjusted* net margin of 30 basis points, and gross margin of 109 basis points both improved significantly, reaching their highest levels since 2011.
– Mandates penetration increased to 30% from 27% in 1Q15, with cumulative net mandate sales of CHF 7.8 billion since 1Q15. Loan penetration rose to 14% compared to 12% in 1Q15.
– We initiated the hiring of 90 RMs in 1Q16, of which 40 joined and 50 committed to join in 2016, with two-thirds focused on clients in emerging markets. Approximately 80% of new RMs are senior hires with established client portfolios.
• IWM Asset Management
– Higher profitability with adjusted* pre-tax income of CHF 67 million (reported: CHF 68 million) in 1Q16, up 72% compared to 4Q15 and up 46% compared to 1Q15.

– Growth in management fees of 9% compared to 1Q15, with a 2 basis points increase in the management fee margin to 32 basis points.
– Improved efficiency with lower total operating expenses and an improved cost/income ratio compared to both 4Q15 and 1Q15.
– Net new assets of CHF 1.5 billion, with inflows primarily from traditional products, including index solutions and real estate.
• At end-1Q16, IWM reported RWA of CHF 32.0 billion. Leverage exposure for the division was CHF 84.9 billion, reflecting a decrease of 14% compared to end-4Q15.

Swiss Universal Bank (Swiss UB)
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Swiss Universal Bank results (CHF million)
Net revenues	1,316	1,470	1,347	(10)	(2)
Adjusted net revenues	1,316	1,375	1,347	(4)	(2)
Provision for credit losses	6	43	23	(86)	(74)
Total operating expenses	884	1,060	897	(17)	(1)
Adjusted total operating expenses	844	996	897	(15)	(6)
Income before taxes	426	367	427	16	0
Adjusted income before taxes	466	336	427	39	9
Private Banking
Assets under management (CHF billion)	236.1	241.0	256.5	(2.0)	(8.0)
Net new assets (CHF billion)	0.7	(2.9)	1.5	–	–
Gross margin (annualized) (bp)	139	157	142	–	–
Net margin (annualized) (bp)	34	27	38	–	–
Corporate & Institutional Banking
Assets under management (CHF billion)	273.6	275.8	286.7	(0.8)	(5)
Net new assets (CHF billion)	2.3	4.2	6.1	–	–
• Swiss UB made progress and delivered another quarter of profitable growth. Adjusted* pre-tax income of CHF 466 million (reported: CHF 426 million) increased 39% and 9% compared to 4Q15 and 1Q15, respectively. Swiss UB accounted for the largest share of the Group’s earnings.
• Adjusted* total operating expenses of CHF 844 million (reported: CHF 884 million) decreased 15% compared to 4Q15 and decreased 6% compared to 1Q15, reflecting lower general and administrative expenses as a result of the Swisscard deconsolidation.
• The adjusted* cost/income ratio for Swiss UB improved to 64% for 1Q16 (reported: 67%), down 8 percentage points from 4Q15 and down 3 percentage points from 1Q15.
• Solid net new asset generation of CHF 3.0 billion was achieved in 1Q16, compared to CHF 1.3 billion in 4Q15 and CHF 7.6 billion in 1Q15. Swiss UB reported a gross margin of 139 basis points and an adjusted* net margin of 39 basis points.
• Mandates penetration increased to 27% from 26% in 4Q15 and from 15% in 1Q15 as a result of our successful introduction of Credit Suisse Invest. Importantly, mandates penetration among ultra-high-net-worth clients and high-net-worth clients increased in Private Banking during 1Q16.
• At end-1Q16, we had 2,040 RMs to serve the needs of our Swiss domiciled clients.
• At end-1Q16, RWA for the division were CHF 63.5 billion, an increase of CHF 3.6 billion compared to end-4Q15. The increase was mainly due to regulatory impacts, including the phase-in of the Swiss mortgage multipliers and business growth. Leverage exposure was CHF 233.3 billion, reflecting a decrease of CHF 2.4 billion compared to end-4Q15.
• As of end-1Q16, assets under management of CHF 510 billion were CHF 7 billion lower compared to end-4Q15, driven by unfavorable market and foreign exchange-related movements, partially offset by solid net new asset generation.
• Credit Suisse remains on track with the preparation of the partial (20-30%) IPO of Credit Suisse (Schweiz) AG by end-2017, market conditions permitting7. Credit Suisse (Schweiz) AG is expected to become operational in the second half of 2016.

Global Markets (GM)
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Global Markets results (CHF million)
Net revenues	973	1,127	2,416	(14)	(60)
Provision for credit losses	68	(1)	4	–	–
Total operating expenses	1,540	4,602	1,570	(67)	(2)
Adjusted total operating expenses	1,439	1,786	1,570	(19)	(8)
Income/(loss) before taxes	(635)	(3,474)	842	(82)	–
Adjusted income/(loss) before taxes	(534)	(658)	842	(19)	–
• As announced on March 23, 2016, we have accelerated the restructuring of GM with the goal of building a platform that will deliver consistent, less volatile earnings. We aim to achieve this by reducing the fixed cost base and the risk profile of our portfolio of activities through the cycle. GM will continue to provide a differentiated product offering and crucial support to our wealth management clients and IBCM division. At the same time, GM will focus on its top institutional clients, targeting its capital to increase its share of wallet in its chosen product areas.
• For 1Q16, GM reported an adjusted* pre-tax loss of CHF 534 million (reported: CHF 635 million) and net revenues of CHF 973 million. During the quarter, net revenues were adversely impacted by challenging market-making conditions across all businesses, subdued client activity and mark-to-market losses, as we reduced risk exposure by decreasing inventory positions. In addition, structural changes as we transition the GM business model – such as significantly lower levels of leverage exposure compared to 1Q15 as well as risk reduction – adversely impacted revenues. At the same time, our performance was adversely impacted by several structural changes to our business model, which are non-recurring and are the result of restructuring our business to a less volatile, lower-risk model.
• We continued to make progress in reducing costs, which declined 8% on an adjusted* basis compared to 1Q15, primarily due to lower compensation and benefits expense. As outlined on March 23, 2016, we have accelerated the reduction of costs in the division and remain on track to achieve approximately USD 1.2 billion in cost savings from end-2015 to end-2018. We have already made headway with several initiatives including: actioning more than 1,0001 of our target headcount reduction and significantly reducing the complexity of the business by adopting the new organizational structure and exiting certain lines of business.
• In the fixed income business, we made significant progress in reducing risk, particularly in US CLO and distressed credit, which led to reduced mark-to-market losses compared to 4Q15. Specifically, we announced the sale of credit assets of USD 1.27 billion to TSSP on May 3, 2016, including a part of the distressed debt portfolio. This transaction reduces our overall distressed credit exposure by USD 1.24 billion. In addition to the USD 99 million of write-downs disclosed in respect of the overall distressed portfolio on March 23, 2016, this transaction has resulted in a further charge of approximately USD 100 million, almost all of which is reflected in our 1Q16 results. We have significantly lowered our risk profile, which means we are well positioned to achieve our target of reducing our maximum quarterly loss in an adverse stress scenario by about 50%.
• Our equities business was negatively impacted by challenging market conditions and reduced leverage exposure levels compared to 1Q15. Net revenues declined due to lower levels of client activity and the reduced asset base. The equities franchise is a core focus of our GM strategy and we will continue to invest in it in order to grow revenues and market share.
• With RWA of USD 73.1 billion and leverage exposure of USD 342.1 billion, we are on track to meet both our year-end 2016 targets of approximately USD 60 billion and USD 290 billion, respectively.

Investment Banking & Capital Markets (IBCM)
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Investment Banking & Capital Markets results (CHF million)
Net revenues	369	403	400	(8)	(8)
Provision for credit losses	53	3	0	–	–
Total operating expenses	419	897	447	(53)	(6)
Adjusted total operating expenses	392	495	447	(21)	(12)
Loss before taxes	(103)	(497)	(47)	(79)	119
Adjusted loss before taxes	(76)	(95)	(47)	(20)	62
• For 1Q16, IBCM recorded an adjusted* pre-tax loss of CHF 76 million (reported: CHF 103 million) compared to an adjusted* pre-tax loss of CHF 95 million (reported: CHF 497 million) in 4Q15 and CHF 47 million (reported: CHF 47 million) in 1Q15. IBCM saw muted client activity in the debt and equity underwriting businesses, particularly in January and February, with the market experiencing some of the lowest quarterly issuance volumes since 2009.
• We announced in October 2015 that our strategy was to shift the focus of IBCM towards M&A and equity capital markets (ECM) while maintaining our position in leveraged finance. While the market environment offered very few ECM opportunities, the IBCM team has worked hard to move increasingly towards M&A and made good progress.
• Despite an industry-wide decline in fees, Credit Suisse’s M&A revenues doubled year on year in USD and Credit Suisse received a top 4 ranking5 in completed M&A deals in the Americas. The percentage of revenues attributable to M&A and ECM continues to improve, reflecting a business mix that is more in line with the strategy announced in October 2015.
• IBCM made significant progress in reducing its debt underwriting portfolio while, at the same time, limiting mark-to-market losses on the underwriting portfolio to USD 22 million8. With much of the backlog cleared, we focused on new issue underwriting activity for clients while remaining selective on credit quality. Leveraged finance continues to be a key franchise for IBCM and one where we have seen improved activity since the markets began to stabilize at the end of March 2016. However, mark-to-market losses in the corporate lending portfolio and a provision for credit losses of USD 55 million impacted results for the quarter.
• We continue to make targeted investments in IBCM, including strategic new hires, which are aimed at expanding our client coverage footprint. Nevertheless, IBCM was able to achieve an overall decrease in adjusted* total operating expense of 12% year on year, primarily driven by a reduction in compensation expenses.
• IBCM will remain a strong, capital-efficient franchise with businesses that will deliver a high return on regulatory capital under normalized market conditions, a key capability for our ultra-high-net-worth clientele of entrepreneurs in Switzerland, IWM and APAC in particular. IBCM is one of the areas where the synergies between wealth management and investment banking are the most important. The current appetite for outbound transactions from Chinese investors is a major opportunity that we have been capitalizing on effectively as evidenced by our role in transactions like ChemChina/Syngenta and HNA/Gategroup Holding.

Strategic Resolution Unit (SRU)
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Strategic Resolution Unit results (CHF million)
Net revenues	(112)	21	176	–	–
Adjusted net revenues	(108)	21	176	–	–
Provision for credit losses	46	93	5	(51)	–
Total operating expenses	566	1,050	554	(46)	2
Adjusted total operating expenses	489	642	554	(24)	(12)
Loss before taxes	(724)	(1,122)	(383)	(35)	89
Adjusted loss before taxes	(643)	(714)	(383)	(10)	68
Balance sheet statistics (CHF billion)
Risk-weighted assets	54,562	61,638	62,847	(11)	(13)
Leverage exposure	122,213	138,219	182,337	(12)	(33)
• The SRU portfolio includes activities previously included in the former Non-Strategic Unit (NSU), investment banking businesses that we are exiting, investment banking businesses where we are resizing our exposure and private banking businesses that we are exiting.
• The SRU continues to prove to be extremely efficient in winding down RWA, leverage exposure, costs and businesses that no longer fit our strategic direction, and has delivered strong progress against all of these measures when compared to 4Q15 despite challenging market conditions. Capital reductions were achieved across a broad range of mitigation solutions, and were achieved at relatively low costs.
• For 1Q16, the SRU recorded an adjusted* pre-tax loss of CHF 643 million (reported: CHF 724 million), compared to an adjusted* pre-tax loss of CHF 714 million (reported: CHF 1,122 million) in 4Q15 and CHF 383 million (reported: CHF 383 million) in 1Q15.
• At end-1Q16, the SRU recorded RWA of CHF 54.6 billion, down 11% from 4Q15. Leverage exposure was CHF 122.2 billion at end-1Q16, down 12% from end-4Q15. We remain on track to reduce RWA by approximately 70% and leverage by approximately 67% by end-2018.
• Following the announcement on March 23, 2016, additional transfers from GM into the SRU are planned. The impact of these transfers, together with historical restatements, will be disclosed in the 2Q16 earnings release.

For further information please contact
Information for Media
Financial Communications, Media Relations, Credit Suisse
T : +41 844 33 88 44
E : media.relations@credit-suisse.com
Information for Investors
Group Investor Relations, Credit Suisse
T : +41 44 333 71 49
E : investor.relations@credit-suisse.com
* Adjusted results are non-GAAP financial measures. For a reconciliation of the adjusted results to the most directly comparable US GAAP measures, see the Appendix of this media release for reconciliations of adjustment items.
1 Includes headcount that have left and headcount that have been notified.
2 Includes the sale of distressed portfolio on May 3, 2016 at a minimal discount of USD 99 million to result in ~USD 1.24 billion reduction in inventory.
3 IWM net new assets represent net new assets for Private Banking and Asset Management together and not adjusted for assets managed across businesses.
4 Based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure.
5 Dealogic.
6 Making no provision for significant litigation expenses.
7 Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG.
8 Reflects overall underwriting portfolio pre-JV between GM and IBCM.

Important information
Information referenced in this Media Release, whether via website links or otherwise, is not incorporated into this Media Release.
Cost reduction program based on 2015 cost base and measured on constant FX rates and based on expense run rate excluding major litigation expenses, restructuring costs, goodwill impairment charges and certain non-recurring items for annualization, but including other costs to achieve savings.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
Mandates penetration means advisory and discretionary mandates in private banking businesses as a percentage of the related assets under management, excluding those from the external asset manager business.
Loan penetration means loans as a percentage of assets under management.
When we refer to wealth management focused divisions throughout this Media Release, we mean APAC, IWM and Swiss UB.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Media Release.
In various tables, use of “–” indicates not meaningful or not applicable.

Quarterly results documentation
This Media Release contains select information from the full 1Q16 Financial Report and 1Q16 Results Presentation Slides that Credit Suisse believes is of particular interest to media professionals. The complete 1Q16 Financial Report and 1Q16 Results Presentation Slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 1Q16 Financial Report and Results Presentation Slides are not incorporated by reference into this Media Release.
The complete 1Q16 Financial Report and Results Presentation Slides are available for download today at: https://www.credit-suisse.com/results.
Presentation of 1Q16 results – Tuesday, May 10, 2016
Event	Analyst Call	Media conference
Time	08:15 Zurich 07:15 London 02:15 New York	10:15 Zurich 09:15 London 04:15 New York
Language	The presentation will be held in English.	The presentation will be held in English. Simultaneous interpreting (English/German and German/English) will be available.
Access via Internet	Audio webcast: https://www.credit-suisse.com/results Audio playback available	Live webcast: www.credit-suisse.com/results Video playback available
Access via Telephone	+41 44 580 40 01 (Switzerland) +44 1452 565 510 (Europe) +1 866 389 9771 (US) Reference: Credit Suisse Group quarterly results Please dial in 10 minutes before the start of the presentation.	+41 44 580 40 01 (Switzerland) +44 1452 565 510 (Europe) +1 866 389 9771 (US) Reference: Credit Suisse Group quarterly results Please dial in 10 minutes before the start of the presentation.
Playback	Replay available approximately one day after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID: 99521193#	Replay available approximately one hour after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID English: 99530574# Conference ID German: 99599421#

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2016 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2015.

Appendix
Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other items included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
Credit Suisse and Core Results
	Core Results			Strategic Resolution Unit			Credit Suisse
in / end of	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15
Statements of operations (CHF million)
Net revenues	4,750	4,189	6,471	(112)	21	176	4,638	4,210	6,647
Provision for credit losses	104	40	25	46	93	5	150	133	30
Compensation and benefits	2,294	2,912	2,720	188	237	256	2,482	3,149	2,976
General and administrative expenses	1,565	2,189	1,483	283	619	255	1,848	2,808	1,738
Commission expenses	369	368	349	18	41	43	387	409	392
Goodwill impairment	0	3,797	0	0	0	0	0	3,797	0
Restructuring expenses	178	202	–	77	153	–	255	355	–
Total other operating expenses	2,112	6,556	1,832	378	813	298	2,490	7,369	2,130
Total operating expenses	4,406	9,468	4,552	566	1,050	554	4,972	10,518	5,106
Income/(loss) before taxes	240	(5,319)	1,894	(724)	(1,122)	(383)	(484)	(6,441)	1,511
Statement of operations metrics (%)
Return on regulatory capital	2.3	–	16.4	–	–	–	–	–	10.7
Balance sheet statistics (CHF million)
Total assets	739,837	743,141	806,643	74,061	77,664	97,747	813,898	820,805	904,390
Risk-weighted assets [1]	225,820	228,308	220,248	54,562	61,638	62,847	280,382	289,946	283,095
Leverage exposure [1]	847,328	849,409	920,391	122,213	138,219	182,337	969,541	987,628	1,102,728
1 Disclosed on a look-through basis.
Reconciliation of adjusted results
	Core Results			Strategic Resolution Unit			Credit Suisse
in	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15
Reconciliation of adjusted results (CHF million)
Net revenues	4,750	4,189	6,471	(112)	21	176	4,638	4,210	6,647
Fair value on own debt	–	697	(144)	–	–	–	–	697	(144)
Real estate gains	0	(72)	0	0	0	0	0	(72)	0
(Gains)/losses on business sales [1]	52	(34)	0	4	0	0	56	(34)	0
Adjusted net revenues	4,802	4,780	6,327	(108)	21	176	4,694	4,801	6,503
Provision for credit losses	104	40	25	46	93	5	150	133	30
Total operating expenses	4,406	9,468	4,552	566	1,050	554	4,972	10,518	5,106
Goodwill impairment	0	(3,797)	0	0	0	0	0	(3,797)	0
Restructuring expenses	(178)	(202)	–	(77)	(153)	–	(255)	(355)	–
Major litigation provisions	0	(309)	10	0	(255)	0	0	(564)	10
Adjusted total operating expenses	4,228	5,160	4,562	489	642	554	4,717	5,802	5,116
Income/(loss) before taxes	240	(5,319)	1,894	(724)	(1,122)	(383)	(484)	(6,441)	1,511
Total adjustments	230	4,899	(154)	81	408	0	311	5,307	(154)
Adjusted income/(loss) before taxes	470	(420)	1,740	(643)	(714)	(383)	(173)	(1,134)	1,357
1
Gains on business sales reflect sales of stakes in Euroclear of CHF 34 million in 4Q15 and include cumulative losses on sales of businesses of CHF 4 million in the Strategic Resolution Unit and a reclassification of CHF 52 million from cumulative translation adjustments to other revenues in the Corporate Center in connection with the sale of Credit Suisse (Gibraltar) Limited in 1Q16.

Swiss Universal Bank
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Results (CHF million)
Net revenues	1,316	1,470	1,347	(10)	(2)
of which Private Banking	828	953	899	(13)	(8)
of which Corporate & Institutional Banking	488	517	448	(6)	9
Provision for credit losses	6	43	23	(86)	(74)
Total operating expenses	884	1,060	897	(17)	(1)
Income before taxes	426	367	427	16	0
of which Private Banking	201	166	243	21	(17)
of which Corporate & Institutional Banking	225	201	184	12	22
Metrics (%)
Return on regulatory capital	14.5	12.5	13.8	–	–
Cost/income ratio	67.2	72.1	66.6	–	–
Private Banking
Assets under management (CHF billion)	236.1	241.0	256.5	(2.0)	(8.0)
Net new assets (CHF billion)	0.7	(2.9)	1.5	–	–
Gross margin (annualized) (bp)	139	157	142	–	–
Net margin (annualized) (bp)	34	27	38	–	–
Corporate & Institutional Banking
Assets under management (CHF billion)	273.6	275.8	286.7	(0.8)	(5)
Net new assets (CHF billion)	2.3	4.2	6.1	–	–
Reconciliation of adjusted results
	Private Banking			Corporate & Institutional Banking			Swiss Universal Bank
in	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15
Adjusted results (CHF million)
Net revenues	828	953	899	488	517	448	1,316	1,470	1,347
Real estate gains	0	(72)	0	0	0	0	0	(72)	0
Gains on business sales	0	(10)	0	0	(13)	0	0	(23)	0
Adjusted net revenues	828	871	899	488	504	448	1,316	1,375	1,347
Provision for credit losses	9	14	12	(3)	29	11	6	43	23
Total operating expenses	618	773	644	266	287	253	884	1,060	897
Restructuring expenses	(34)	(32)	–	(6)	(7)	–	(40)	(39)	–
Major litigation provisions	0	(25)	0	0	0	0	0	(25)	0
Adjusted total operating expenses	584	716	644	260	280	253	844	996	897
Income before taxes	201	166	243	225	201	184	426	367	427
Total adjustments	34	(25)	0	6	(6)	0	40	(31)	0
Adjusted income before taxes	235	141	243	231	195	184	466	336	427

International Wealth Management
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Results (CHF million)
Net revenues	1,108	1,146	1,069	(3)	4
of which Private Banking	786	782	748	1	5
of which Asset Management	322	364	321	(12)	0
Provision for credit losses	(2)	(8)	1	(75)	–
Total operating expenses	840	1,174	805	(28)	4
Income/(loss) before taxes	270	(20)	263	–	3
of which Private Banking	202	(56)	217	–	(7)
of which Asset Management	68	36	46	89	48
Metrics (%)
Return on regulatory capital	23.4	–	23.7	–	–
Cost/income ratio	75.8	102.4	75.3	–	–
Private Banking
Assets under management (CHF billion)	287.0	289.6	310.4	(0.9)	(7.5)
Net new assets (CHF billion)	5.4	(4.2)	(0.7)	–	–
Gross margin (annualized) (bp)	109	106	97	–	–
Net margin (annualized) (bp)	28	(8)	28	–	–
Asset Management
Assets under management (CHF billion)	301.3	321.3	309.9	(6.2)	(2.8)
Net new assets (CHF billion)	1.5	3.6	9.2	–	–
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15
Adjusted results (CHF million)
Net revenues	786	782	748	322	364	321	1,108	1,146	1,069
Gains on business sales	0	(11)	0	0	0	0	0	(11)	0
Adjusted net revenues	786	771	748	322	364	321	1,108	1,135	1,069
Provision for credit losses	(2)	(8)	1	–	–	–	(2)	(8)	1
Total operating expenses	586	846	530	254	328	275	840	1,174	805
Restructuring expenses	(10)	(30)	–	1	(3)	–	(9)	(33)	–
Major litigation provisions	0	(228)	10	0	0	0	0	(228)	10
Adjusted total operating expenses	576	588	540	255	325	275	831	913	815
Income/(loss) before taxes	202	(56)	217	68	36	46	270	(20)	263
Total adjustments	10	247	(10)	(1)	3	0	9	250	(10)
Adjusted income before taxes	212	191	207	67	39	46	279	230	253

Asia Pacific
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Results (CHF million)
Net revenues	894	826	1,088	8	(18)
of which Private Banking	300	271	297	11	1
of which Investment Banking	594	555	791	7	(25)
Provision for credit losses	(21)	3	(3)	–	–
Total operating expenses	664	1,440	626	(54)	6
Income/(loss) before taxes	251	(617)	465	–	(46)
of which Private Banking	102	48	108	113	(6)
of which Investment Banking	149	(665)	357	–	(58)
Metrics (%)
Return on regulatory capital	20.4	–	29.4	–	–
Cost/income ratio	74.3	174.3	57.5	–	–
Private Banking
Assets under management (CHF billion)	149.6	150.4	154.6	(0.5)	(3.2)
Net new assets (CHF billion)	4.3	3.0	4.5	–	–
Gross margin (annualized) (bp)	81	72	81	–	–
Net margin (annualized) (bp)	28	13	29	–	–
Reconciliation of adjusted results
	Private Banking			Investment Banking			Asia Pacific
in	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15
Adjusted results (CHF million)
Net revenues	300	271	297	594	555	791	894	826	1,088
Provision for credit losses	(17)	(5)	(1)	(4)	8	(2)	(21)	3	(3)
Total operating expenses	215	228	190	449	1,212	436	664	1,440	626
Goodwill impairment	0	0	0	0	(756)	0	0	(756)	0
Restructuring expenses	0	(1)	–	(1)	(2)	–	(1)	(3)	–
Major litigation provisions	0	(6)	0	0	0	0	0	(6)	0
Adjusted total operating expenses	215	221	190	448	454	436	663	675	626
Income/(loss) before taxes	102	48	108	149	(665)	357	251	(617)	465
Total adjustments	0	7	0	1	758	0	1	765	0
Adjusted income before taxes	102	55	108	150	93	357	252	148	465

Global Markets
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Results (CHF million)
Net revenues	973	1,127	2,416	(14)	(60)
Provision for credit losses	68	(1)	4	–	–
Total operating expenses	1,540	4,602	1,570	(67)	(2)
Income/(loss) before taxes	(635)	(3,474)	842	(82)	–
Metrics (%)
Return on regulatory capital	–	–	17.3	–	–
Cost/income ratio	158.3	408.3	65.0	–	–
Reconciliation of adjusted results
	Global Markets
in	1Q16	4Q15	1Q15
Adjusted results (CHF million)
Net revenues	973	1,127	2,416
Provision for credit losses	68	(1)	4
Total operating expenses	1,540	4,602	1,570
Goodwill impairment	0	(2,661)	0
Restructuring expenses	(101)	(105)	–
Major litigation provisions	0	(50)	0
Adjusted total operating expenses	1,439	1,786	1,570
Income/(loss) before taxes	(635)	(3,474)	842
Total adjustments	101	2,816	0
Adjusted income/(loss) before taxes	(534)	(658)	842

Investment Banking & Capital Markets
	in / end of			% change
	1Q16	4Q15	1Q15	QoQ	YoY
Results (CHF million)
Net revenues	369	403	400	(8)	(8)
Provision for credit losses	53	3	0	–	–
Total operating expenses	419	897	447	(53)	(6)
Loss before taxes	(103)	(497)	(47)	(79)	119
Metrics (%)
Return on regulatory capital	–	–	–	–	–
Cost/income ratio	113.6	222.6	111.8	–	–
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	1Q16	4Q15	1Q15
Adjusted results (CHF million)
Net revenues	369	403	400
Provision for credit losses	53	3	0
Total operating expenses	419	897	447
Goodwill impairment	0	(380)	0
Restructuring expenses	(27)	(22)	–
Adjusted total operating expenses	392	495	447
Loss before taxes	(103)	(497)	(47)
Total adjustments	27	402	0
Adjusted loss before taxes	(76)	(95)	(47)

 First Quarter 2016 Results  Presentation to Investors and Analysts  May 10, 2016

 Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. We may not achieve the benefits of our strategic initiatives We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.Statement regarding purpose and basis of presentationThis presentation contains certain historical information that has been re-segmented to approximate what our results under our new structure would have been, had it been in place from January 1, 2014. In addition, "Illustrative,“ “Ambition” and “Goal” presentations are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such presentations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are outside of our control. Accordingly, this information should not be relied on for any purpose. In preparing this presentation, management has made estimates and assumptions which affect the reported numbers. Actual results may differ. Figures throughout presentation may also be subject to rounding adjustments. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation, which is available on our website at credit-suisse.com.Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.  May 10, 2016  2  Disclaimer

 1Q16 earnings reviewTidjane Thiam, Chief Executive Officer  May 10, 2016  3

Overview of Credit Suisse 1Q16 results

In CHF mn
unless otherwise specified

		Reported			Adjusted[1]		
		1Q16	4Q15	1Q15	**1Q16**	4Q15	1Q15
APAC	Net revenues	894	826	1,088	894	826	1,088
	PTI	251	(617)	465	252	148	465
IWM	Net revenues	1,108	1,146	1,069	1,108	1,135	1,069
	PTI	270	(20)	263	279	230	253
SUB	Net revenues	1,316	1,470	1,347	1,316	1,375	1,347
	PTI	426	367	427	466	336	427
GM	Net revenues in USD mn	972	1,124	2,552	972	1,124	2,552
	PTI in USD mn	(649)	(3,510)	891	(547)	(664)	891
IBCM	Net revenues in USD mn	375	402	420	375	402	420
	PTI in USD mn	(104)	(503)	(51)	(76)	(97)	(51)
SRU	Net revenues	(112)	21	176	(108)	21	176
	PTI	(724)	(1,122)	(383)	(643)	(714)	(383)
CS Group	Net revenues	4,638	4,210	6,647	4,694	4,801	6,503
	PTI	(484)	(6,441)	1,511	(173)	(1,134)	1,357
	Net income[2]	(302)	(5,828)	1,054			
	RWA in CHF bn	280	290				
	Look-through CET1 ratio	*11.4%*	*11.4%*				
	Leverage exposure in CHF bn	970	988				
	CET1 leverage ratio	*3.3%*	*3.3%*				

Note: All values shown as of the end of the respective period and on a "look-through" basis. 1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. 2 Net income/(loss) attributable to shareholders. PTI = Pre-tax income. SUB = Swiss Universal Bank. IWM = International Wealth Management. APAC = Asia Pacific. GM = Global Markets. IBCM = Investment Banking & Capital Markets. SRU = Strategic Resolution Unit.

CREDIT SUISSE

May 10, 2016 4

Execution
Profitable growth
Capital
Detailed Financials

Key messages

- **Disciplined execution:**
  - Delivering significant cost reduction
  - Accelerating Global Markets restructuring
  - Reducing exposure to market risk
  - Continued progress in Strategic Resolution Unit (SRU)
- **Continued focus on profitable growth:**
  - Profitable growth in APAC, IWM and SUB with inflows of quality assets
  - Progress in IBCM pivot towards M&A
- **Capital position stable, in difficult markets, with "look-through" CET1 ratio at 11.4%**

CREDIT SUISSE
May 10, 2016 5

 6  Confidence in delivery of CHF 19.8 bn operating cost basein 2016    Adjusted total operating expenses at constant FX rates in CHF bn   May 10, 2016  Note: Cost reduction program based on 2015 cost base and measured on constant FX rates and based on expense run rate excluding major litigation expenses, restructuring costs, goodwill impairment charges and certain non-recurring items for annualization, but including other costs to achieve savings.  Execution  Profitable growth  Capital  Detailed Financials        -8%  -17%

 7  58% of committed headcount reduction for 2016 achieved as of May 10   Note: Headcount includes permanent full-time equivalent employees, contractors, consultants and other contingent workers. 1 Includes departed and notified headcount.    Committed reduction to global headcount in 2016  Total 2016 commitment  Achieved1 as of May 10  Remaining 2016 commitment  May 10, 2016  Feb 4:  March 23:   3,500  Execution  Profitable growth  Capital  Detailed Financials

Execution
Profitable growth
Capital
Detailed Financials

Global Markets Accelerated Restructuring (GMAR)

Objectives

- Significantly simplify structure and reduce fixed cost base
- Optimize capital usage, reduce product footprint and maximize risk-adjusted returns through the cycle: target average return on regulatory capital of 15% in normalized markets
- Reduce volatility of earnings and maximum quarterly loss by 50% in a stress scenario

Progress to date

- New structure focused on Equities, Credit and Solutions, to support wealth management, core institutional and corporate/private equity clients
- >1,000 headcount reduction actioned[1] yielding USD 260 mn of annualized cost savings
- Achieved USD 8 bn of business exits mitigating RWA uplifts of USD 7 bn since 4Q15
- Material de-risking vs. 4Q15:
  - Distressed Credit assets: (79)%[2]
  - US CLO: (81)%

Note: Cost reduction program based on 2015 cost base and measured on constant FX rates and based on expense run rate excluding major litigation expenses, restructuring costs, goodwill impairment charges and certain non-recurring items for annualization, but including other costs to achieve savings.
1 Includes departed and notified headcount.
2 Includes the sale of distressed portfolio on May 3rd, amounting to a further charge of approximately USD 100 mn.

CREDIT SUISSE
May 10, 2016 8

       9  SRU delivering significant cost and RWA reduction  Note: Prior to Global Markets restructuring.  SRU RWA in CHF bn  May 10, 2016  Reduction of expenses by 24% vs. 4Q15 (excluding restructuring and major litigation costs)      RWA reduction in 1Q16 realized  7  Execution  Profitable growth  Capital  Detailed Financials

     10  APAC good performance in 1Q16, in a challenging market environment  May 10, 2016  1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. 2 Based on adjusted returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure.   APAC adjusted return on regulatory capital1,2  20%    Net new assets in CHF bn    Gross margin in bps  Execution  Profitable growth  Capital  Detailed Financials

     11  IWM with quality inflows  May 10, 2016    Net new assets1 in CHF bn    Gross margin in bps for IWM PB  IWM adjusted return on regulatory capital2,3  24%  1 Not adjusted for assets managed across businesses.2 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. 3 Based on adjusted returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure.   6.9  8.5  IWM AM  IWM PB      Execution  Profitable growth  Capital  Detailed Financials

     12  Swiss Universal Bank delivering profitable growth  Adjusted pre-tax income1 in CHF mn  May 10, 2016    Adjusted return on regulatory capital1,2   1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. 2 Based on adjusted returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. 3 Swisscard net revenues and total operating expenses have been excluded for 1Q15.  Execution  Profitable growth  Capital  Detailed Financials

   13  Advisory revenues in USD mn  IBCM with significant growth in advisory revenue  May 10, 2016  Execution  Profitable growth  Capital  Detailed Financials

 14    Capital position stable, in difficult markets, with“look-through” CET1 ratio at 11.4%  “Look-through” Basel III CET1 capital ratio  May 10, 2016            Execution  Profitable growth  Capital  Detailed Financials

 15  Disciplined executionContinued focus on profitable growthCapital position stable at 11.4% “look-through” CET1 ratio  May 10, 2016  Summary of key messages  Execution  Profitable growth  Capital  Detailed Financials

 Detailed FinancialsDavid Mathers, Chief Financial Officer  May 10, 2016  16

 Results Overview  1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.2 Assumes assets managed across businesses relate to Core businesses only. n/m = not meaningful.  May 10, 2016  17    Strategic Resolution Unit  Net revenuesPre-tax lossPre-tax loss excl. adjustment items1  1Q16  4Q15  1Q15  CHF mn unless otherwise specified    Net revenuesPre-tax income / (loss)o/w Goodwill ImpairmentPre-tax income / (loss) excl. adjustment items1Net New Assets2 in CHF bn  Credit Suisse Core  6,471  4,750  1,894  240  16.7    Credit Suisse Group  Net revenuesPre-tax income / (loss)Pre-tax income / (loss) excl. adjustment items1Net income / (loss) attributable to shareholdersDiluted Earnings / (loss) per share in CHFReturn on Tangible Equity  6,647  4,638  1,511  (484)  1,357  (173)  1,054  (302)  0.60  (0.15)  176  (112)  (383)  (724)  (383)  (643)  12.1  12.4%  n/m  1,740  470  -  -  4,189  (5,319)  4,210  (6,441)  (1,134)  (5,828)  (3.28)  21  (1,122)  (714)  4.4  n/m  (420)  (3,797)  Execution  Profitable growth  Capital  Detailed Financials

Execution
Profitable growth
Capital
Detailed Financials

Stable CET1 ratio of 11.4% notwithstanding net loss in 1Q16

1Q16 Operating free capital development in CHF bn


11.4%
CET1 ratio
11.4%
3.3%
CET1 leverage ratio
3.3%
32.9
CET 1 capital
(0.5)
Pre-tax loss
(0.3)
CET 1 relevant taxes
(0.4)
FX
(0.2)
Cash dividends accrued[1]
0.3
Other[2]
Decrease in CET 1 capital (1.1)
(0.5)
(0.2)
(0.4)
Operating Free Capital Used
Cash dividends accrued[1]
FX
31.8
CET 1 capital
4Q15
1Q16
290
Risk-weighted assets (CHF bn)
280
988
Leverage exposure
970

Note: All values shown as of the end of the respective period and on a "look-through" basis. 1 Represents the cash component of a dividend accrual, including relating threshold impact for deferred tax assets. Includes the assumption that 60% of the dividend is distributed in shares. 2 Includes the net effect of share-based compensation of CHF 0.4 bn and other regulatory adjustments of CHF (0.1) bn.

CREDIT SUISSE
May 10, 2016 18

Execution
Profitable growth
Capital
Detailed Financials

Reduced capital usage and re-allocation towards growth areas

1Q16 vs. 4Q15 Basel 3 RWA in CHF bn


290
(8)
Business impact and other
(5)
FX impact
+3
Methodology & policy[1]
280
4Q15
1Q16

1Q16 vs. 4Q15 Basel 3 RWA business impact[2] in CHF bn


+2
(6)
(4)
SRU
GM & IBCM
SUB, IWM, APAC

1Q16 vs. 1Q15 leverage exposure in CHF bn


1'103
GM (62)
SRU (59)
SUB (19)
APAC (15)
IWM (7)
IBCM +4
CC +35
(123)
Business impact and other
(10)
FX impact
970
1Q15
1Q16

- Re-allocated RWA from SRU and GM to growth areas, in line with strategic focus
- Total leverage exposure down 12% year-on-year
- Reduced leverage exposure in the Strategic Resolution Unit and Global Markets by CHF 59 bn and CHF 62 bn, respectively from 1Q15
- 1Q16 CET1 leverage ratio at 3.3%, Swiss total leverage ratio at 5.1%

Note: All values shown as of the end of the respective period and on a "look-through" basis. SUB = Swiss Universal Bank. IWM = International Wealth Management. APAC = Asia Pacific. GM = Global Markets. IBCM = Investment Banking & Capital Markets. SRU = Strategic Resolution Unit. CC = Corporate Center.
1 Methodology & policy reflects major external methodology changes only; "business impact and other" includes internally driven methodology and policy impact. 2 Net of FX and major external methodology changes.

CREDIT SUISSE
May 10, 2016 19

 Divisional details  May 10, 2016  20

Execution
Profitable growth
Capital
Detailed Financials

Financial Overview – Swiss Universal Bank

YoY revenues broadly flat with increased net interest income offsetting lower transactional revenues as 1Q15 at exceptional levels of post SNB announcement; adjusted pre-tax income[1] increased to CHF 466 mn

		Swiss Universal Bank in CHF mn	1Q16	4Q15	1Q15
Profitability		**Net revenues**	**1,316**	**1,470**	**1,347**
		o/w Real estate gains[1]	-	72	-
		o/w Gains on business sales[1]	-	23	-
		Provision for credit losses	**6**	**43**	**23**
		Total operating expenses	**884**	**1,060**	**897**
		o/w Restructuring expenses[1]	40	39	-
		o/w Major litigation provisions[1]	-	25	-
		Pre-tax income	**426**	**367**	**427**
		Cost/income ratio	67%	72%	67%
		Return on regulatory capital[2]	15%	13%	14%
	Adjusted[1]	*Pre-tax income*	*466*	*336*	*427*
		Pre-tax income ex Swisscard[3]	*466*	*336*	*415*
		Cost/income ratio	*64%*	*72%*	*67%*
		Return on regulatory capital[2]	*16%*	*11%*	*14%*
Key metrics		Net new assets PB in bn	0.7	(2.9)	1.5
		Net new assets C&IB in bn	2.3	4.2	6.1
		Relationship managers PB	1,560	1,570	1,600
		Mandates penetration[4] in PB	27%	26%	15%
		Risk-weighted assets in bn	63	60	60
		Leverage exposure in bn	233	236	255

Compared to 1Q15 and 4Q15

- Excluding the impact of the deconsolidation of Swisscard[3]
  - Adjusted revenues[1,3] up 3% vs. 1Q15, driven by higher net interest income with transactional revenues at more normal levels than after the SNB announcement a year ago
  - Improved PB margins[3] with recurring revenue margin up 2 bps vs. 1Q15
  - Adjusted pre-tax income[1,3] of CHF 466 million, up 12% compared to 1Q15; adjusted return on regulatory capital[1,2,3] of 16% vs. 13% in 1Q15
- Credit provisions at very low levels, reflecting the quality of our loan portfolio
- Adjusted cost-income ratio[1] down to 64%
- Good IB deal momentum in Switzerland
- Mandates penetration[4] of 27% increased from 15% in 1Q15, primarily driven by *Credit Suisse Invest*
- Continued decrease in leverage exposure; increase in RWA driven by phase-in of the Swiss mortgage multipliers (CHF 2 bn in 1Q16) and business growth

PB = Private Banking. C&IB = Corporate & Institutional Banking. 1 Adjusted results are non-GAAP financial measures, a reconciliation to reported results is included in the supplemental slides of this presentation. 2 Based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. 3 In addition to footnote 1, Swisscard net revenues and total operating expenses have been excluded for 1Q15. Please refer to the appendix for more detail. 4 Advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business.

CREDIT SUISSE
May 10, 2016 21

Execution
Profitable growth
Capital
Detailed Financials

Financial Overview – International Wealth Management

Weaker transactional revenues than a year ago, which were driven by the SNB announcement, were more than offset by the increase in net interest income while recurring revenues were stable; broad-based inflows of net new assets

		Int'l Wealth Management in CHF mn	1Q16	4Q15	1Q15
Profitability		**Net revenues**	**1,108**	**1,146**	**1,069**
		o/w Gains on business sales[1]	-	11	-
		Provision for credit losses	**(2)**	**(8)**	**1**
		Total operating expenses	**840**	**1,174**	**805**
		o/w Restructuring expenses[1]	9	33	-
		o/w Major litigation provisions[1]	-	228	(10)
		Pre-tax income / (loss)	**270**	**(20)**	**263**
		Cost/income ratio	76%	102%	75%
		Return on regulatory capital[2]	23%	n/m	24%
	Adjusted[1]	*Pre-tax income*	*279*	*230*	*253*
		Cost/income ratio	*75%*	*80%*	*76%*
		Return on regulatory capital[2]	*24%*	*19%*	*23%*
Key metrics		Net new assets PB in bn	5.4	(4.2)	(0.7)
		Net new assets AM in bn	1.5	3.6	9.2
		Relationship managers PB	1,150	1,190	1,220
		Mandates penetration[3] in PB	30%	30%	27%
		Risk-weighted assets in bn	32	32	31
		Leverage exposure in bn	85	99	93

Compared to 1Q15 and 4Q15

- Adjusted pre-tax income[1] up 10% from 1Q15, up 21% from 4Q15
- Net revenues are up 4% from 1Q15 and down 3% from 4Q15
  - PB with revenue growth of 5% vs. 1Q15
  - AM revenues unchanged vs. 1Q15, while management fees were up 9%
- Adjusted operating expenses[1] increased by 2% from 1Q15, including higher risk management & compliance expenses, and are 2% below the 2015 quarterly average
- Adjusted return on regulatory capital[1,2] of 24%, up from 1Q15 and 4Q15
- Private Banking net new assets of CHF 5.4 bn are broad-based across emerging markets and Europe and primarily relate to lending and inflows into mandates and diversified portfolios
- Initiated hiring of 90 mainly senior RMs, of which 40 joined in 1Q16, offset by managed reduction of 80 RMs
- Asset Management net new assets of CHF 1.5 bn with inflows primarily from index solutions and real estate
- Mandates penetration[3] at 30% vs. 27% in 1Q15

PB = Private Banking. AM = Asset Management. n/m = not meaningful. 1 Adjusted results are non-GAAP financial measures, a reconciliation to reported results is included in the supplemental slides of this presentation. 2 Based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. 3 Advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business.

CREDIT SUISSE
May 10, 2016 22

Execution
Profitable growth
Capital
Detailed Financials

Financial Overview – Asia Pacific

20% adjusted return on regulatory capital[1,2] despite challenging environment; increased 1Q16 revenues with U/HNW clients in the Private Bank and net asset inflows across market areas; continue to attract quality talent to CS platform and make targeted growth investments

		Asia Pacific in CHF mn	1Q16	4Q15	1Q15
Profitability		**Net revenues**	**894**	**826**	**1,088**
		Provision for credit losses	**(21)**	**3**	**(3)**
		Total operating expenses	**664**	**1,440**	**626**
		o/w Goodwill impairment[1]	-	756	-
		o/w Restructuring expenses[1]	1	3	-
		o/w Major litigation provisions[1]	-	6	-
		Pre-tax income / (loss)	**251**	**(617)**	**465**
		Cost/income ratio	74%	174%	58%
		Return on regulatory capital[2]	20%	n/m	29%
	Adjusted[1]	*Pre-tax income*	*252*	*148*	*465*
		Cost/income ratio	*74%*	*82%*	*58%*
		Return on regulatory capital[2]	*20%*	*12%*	*29%*
Key metrics		Net new assets PB in bn	4.3	3.0	4.5
		Relationship managers PB	630	590	530
		Risk-weighted assets in bn	28	28	28
		Leverage exposure in bn	99	99	115

Compared to 1Q15 and 4Q15

- Adjusted pre-tax income[1] down 46% from 1Q15 and up 70% from 4Q15
- Revenues down 18% vs. 1Q15 and up 8% vs. 4Q15
  - Strong activity in 1Q16, notably from U/HNW clients and Entrepreneurs / Corporates; PB revenues of CHF 300 mn
  - Solid 1Q16 performance in fixed income sales & trading and stable advisory & underwriting vs. 1Q15, while equities sales & trading significantly lower from a strong trading environment in 1Q15
- Adjusted operating expenses[1] up from 1Q15 reflecting hiring of client-facing employees and investments in risk and controls to support growth
- 11% annualized net new asset growth supported by productivity of new RM hires, collaboration activity across departments; gross margin unchanged vs. 1Q15 at 81 bps
- Successful RM hiring with 40 additions since 4Q15 and 100 since 1Q15

PB = Private Banking. (U)HNW = (Ultra-)High-Net-Worth. n/m = not meaningful. 1 Adjusted results are non-GAAP financial measures, a reconciliation to reported results is included in the supplemental slides of this presentation. 2 Based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure.

CREDIT SUISSE
May 10, 2016 23

Execution
Profitable growth
Capital
Detailed Financials

Financial Overview – Global Markets

Global Markets results reflect challenging market-making conditions, transitional impact of rightsizing our business model, mark-to-market losses on significant reduction in risk exposure and muted client and issuance activity; adjusted expenses[1] down 12% YoY

		Global Markets in USD mn	1Q16	4Q15	1Q15
Profitability		**Net revenues**	**972**	**1,124**	**2,552**
		Provision for credit losses	**69**	**(1)**	**4**
		Total operating expenses	**1,552**	**4,634**	**1,657**
		o/w Goodwill impairment[1]	-	2,690	-
		o/w Restructuring expenses[1]	102	105	-
		o/w Major litigation provisions[1]	-	51	-
		Pre-tax income / (loss)	**(649)**	**(3,510)**	**891**
		Cost/income ratio	159%	412%	65%
		Return on regulatory capital[2]	n/m	n/m	17%
	Adjusted[1]	*Pre-tax income / (loss)*	*(547)*	*(664)*	*891*
		Cost/income ratio	*149%*	*159%*	*65%*
		Return on regulatory capital[2]	n/m	n/m	17%
Capital		Risk-weighted assets in bn	73	75	73
		Leverage exposure in bn	342	317	406

Compared to 1Q15

- Significantly lower revenues reflecting asset price volatility, market illiquidity and reduced client activity, particularly in yield products
- Adjusted expenses[1] decreased 12% as lower deferred and discretionary compensation expenses were partially offset by investments in risk, regulatory and compliance infrastructure
- Substantially reduced inventory across distressed and CLO portfolios
- Provisions for credit losses increased related to energy exposures in the Corporate Bank
- Significantly reduced leverage exposure by USD 64 bn, or 16%

Compared to 4Q15

- Adjusted expenses[1] decreased 19% reflecting lower compensation, litigation and infrastructure expenses
- RWA declined slightly as business exits were partially offset by an increase in operational risk and reduced benefits from credit valuation hedges

Note: Rounding differences may occur. n/m = not meaningful. 1 Adjusted results are non-GAAP financial measures, a reconciliation to reported results is included in the supplemental slides of this presentation.
2 Based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure.

CREDIT SUISSE
May 10, 2016 24

Execution
Profitable growth
Capital
Detailed Financials

Significantly reduced risk profile resulting in lower write-downs

Well positioned to reduce maximum quarterly pre-tax income loss by 50% in a stress scenario

Mark-to-market (MtM) write-downs in USD mn


Trading book (Distressed, Par, Securitized Products)
Leveraged Finance Underwriting[1]
Corporate Bank[1]
633
443
385
96
Sale of distressed portfolio
261
110
137
22
64
4Q15
1Q16

	4Q15	1Q16	
	(515)	*(403)*	*Global Markets*
	(118)	*(40)*	*IBCM*

Trading

Trading Book Distressed, Par, SP
- 1Q16 MtM write-down of USD (357) mn

Issuances and corporate banking

Lev. Fin. Underwriting[1]
- 1Q16 MtM write-down of USD (22) mn

Corporate Bank[1]
- 1Q16 MtM write-down of USD (64) mn, including specific credit provisions of USD (72) mn

Note: Rounding differences may occur. 1 Reflects pre-GM/IBCM JV.

CREDIT SUISSE
May 10, 2016 25

Execution
Profitable growth
Capital
Detailed Financials

Financial Overview – Investment Banking & Capital Markets

1Q16 operating environment was challenging, however M&A performance was strong

	IBCM in USD mn	**1Q16**	4Q15	1Q15
Profitability	**Gross revenues**[1]	**456**	**516**	**444**
	Corporate Bank	(30)	(64)	6
	Funding costs and other rev. items	(51)	(49)	(30)
	Net revenues	**375**	**402**	**420**
	Provision for credit losses	**55**	**3**	**-**
	Total operating expenses	**424**	**902**	**472**
	o/w Goodwill impairment[2]	-	384	-
	o/w Restructuring expenses[2]	28	22	-
	o/w Major litigation provisions[2]	-	-	-
	Pre-tax income / (loss)	**(104)**	**(503)**	**(51)**
	Cost/income ratio	113%	224%	112%
	Return on regulatory capital[3]	n/m	n/m	n/m
Adjusted[2]	*Pre-tax income / (loss)*	*(76)*	*(97)*	*(51)*
	Cost/income ratio	*106%*	*123%*	*112%*
	Return on regulatory capital[3]	n/m	n/m	n/m
Capital	Risk-weighted assets in bn	17	18	15
	Leverage exposure in bn	40	43	36

Compared to 1Q15

- Gross revenues of USD 456 mn up 3%, driven by a very strong performance in advisory (M&A revenues more than doubled YoY), offset by lower debt and equity underwriting revenues
- Net revenues of USD 375 mn down 11% driven primarily by mark-to-market losses in the Corporate Bank and higher funding costs
- Credit provisions of USD 55 mn, including USD 44 mn related to Oil & Gas exposure in the Corporate Bank loan portfolio
- Adjusted operating expenses[2] of USD 396 mn down 16%, driven by a reduction in compensation expenses

Compared to 4Q15

- Net revenues declined by 7%, primarily as a result of significantly lower equity underwriting revenues
- Risk-weighted assets of USD 17 bn down 8% due to a decrease in the underwriting portfolio
- Leverage exposure of USD 40 bn down 7%
- Adjusted operating expenses[2] down 20%

Note: Rounding differences may occur. n/m = not meaningful. M&A = Mergers & Acquisitions. 1 Gross revenues from advisory, debt and equity underwriting, net of JV transfers to other divisions.
2 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. 3 Based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure.

CREDIT SUISSE
May 10, 2016 26

Execution
Profitable growth
Capital
Detailed Financials

Financial Overview – Strategic Resolution Unit

Strategic Resolution Unit delivered strong progress on the wind-down of both RWA and leverage exposure, with pre-tax loss at lower levels compared to 4Q15 despite challenging market conditions

	Strategic Resolution Unit in CHF mn	**1Q16**	4Q15	1Q15
Profitability	**Net revenues**	**(112)**	**21**	**176**
	o/w Legacy Funding	(72)	(67)	(62)
	o/w All other funding	(54)	(86)	(105)
	Provision for credit losses	**46**	**93**	**4**
	Total operating expenses	**566**	**1,050**	**554**
	o/w Restructuring expenses[1]	77	153	-
	o/w Major litigation provisions[1]	-	255	-
	Pre-tax income / (loss)	**(724)**	**(1,122)**	**(383)**
	Adjusted Pre-tax income / (loss)[1]	*(643)*	*(714)*	*(383)*
Capital	Risk-weighted assets in bn	55	62	63
	Leverage exposure in bn	122	138	182

Compared to 1Q15 and 4Q15

- Higher net revenue losses vs. 1Q15 primarily due to valuation adjustments in the legacy IB portfolio and loss of revenues from exited businesses
- Improved pre-tax income vs. 4Q15 mainly driven by:
  - Lower restructuring expenses
  - Lower litigation expenses
- Progress on RWA and leverage exposure reductions ahead of plan
  - vs. 4Q15, RWA reduction of CHF 7 bn or 16% (excl. operational risk) and leverage reduction of CHF 16 bn or 12%
  - Broad range of mitigation solutions executed across various asset classes

1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.

CREDIT SUISSE
May 10, 2016 27

 SummaryTidjane Thiam, Chief Executive Officer  May 10, 2016  28

Execution
Profitable growth
Capital
Detailed Financials

Recap of key messages

- **Disciplined execution:**
  - Delivering significant cost reduction
  - Accelerating Global Markets restructuring
  - Reducing exposure to market risk
  - Continued progress in Strategic Resolution Unit (SRU)
- **Continued focus on profitable growth:**
  - Profitable growth in APAC, IWM and SUB with inflows of quality assets
  - Progress in IBCM pivot towards M&A
- **Capital position stable, in difficult markets, with "look-through" CET1 ratio at 11.4%**

CREDIT SUISSE
May 10, 2016 29

 Appendix  May 10, 2016  30

   All Private Banking businesses with profitable NNA generation;margins at high levels across divisions  May 10, 2016  31  SUB PB net new assets in CHF bn  SUB = Swiss Universal Bank. IWM = International Wealth Management. APAC = Asia Pacific. 1 Adjusted results are non-GAAP financial measures, a reconciliation to reported results is included in the supplemental slides of this presentation. In addition, Swisscard net revenues and total operating expenses have been excluded for 1Q15 in SUB Private Banking.    NNA growth (annualized)  2%  1%  Gross margin  Reported  Adjusted excluding Swisscard1  Reported  Adjusted excluding Swisscard1  1.5  1.5  3.1  (2.9)  0.7  2%  5%  (5)%  142  130  157  143  139  139  38  36  27  23  34  39      IWM PB net new assets in CHF bn  Reported  Adjusted1  Reported  Adjusted1  97  97  106  105  109  109  28  27  (8)  26  28  30  Net margin    APAC PB net new assets in CHF bn    4.5  6.6  3.7  3.0  4.3  12%  11%  17%  9%  9%  NNA growth (annualized)  NNA growth (annualized)  Reported  Adjusted1  Reported  Adjusted1  81  81  72  72  81  81  29  29  13  15  28  28  (0.7)  0.2  1.7  (4.2)  5.4  (1)%  7%  0%  2%  (6)%  1Q15  1Q16  1Q15  1Q16  1Q15  1Q16  4Q15  4Q15  4Q15

Swiss Universal Bank – Private Banking

SUB – Private Banking in CHF mn		1Q16	4Q15	1Q15
Profitability	Net interest income	459	465	406
	Recurring commissions & fees	235	257	291
	Transaction-based revenues	132	149	202
	Other revenues	2	82	-
	Net revenues	**828**	**953**	**899**
	o/w Real estate gains[1]	-	72	-
	o/w Gains on business sales[1]	-	10	-
	Provision for credit losses	**9**	**14**	**12**
	Total operating expenses	**618**	**773**	**644**
	o/w Restructuring expenses[1]	34	32	-
	o/w Major litigation expenses[1]	-	25	-
	Pre-tax income	**201**	**166**	**243**
	Cost/income ratio	75%	81%	72%
Adjusted[1]	*Pre-tax income*	*235*	*141*	*243*
	Pre-tax income ex Swisscard[2]	*235*	*141*	*231*
	Cost/income ratio	*71%*	*82%*	*72%*
Key metrics	Gross margin in bps	139	157	142
	Net margin in bps	34	27	38
Adjusted[1]	*Gross margin in bps*	*139*	*143*	*142*
	Net margin in bps	*39*	*23*	*38*
	Net new assets in bn	0.7	(2.9)	1.5
	Assets under management in bn	236	241	257
	Relationship managers	1.560	1,570	1,600
	Mandates penetration[3]	27%	26%	15%

Compared to 1Q15

- Adjusted pre-tax income[1] down due to reduced client activity as 1Q15 benefitted from the surge of activity following the SNB actions
- Excluding the impact of the deconsolidation of Swisscard[2]
  - Net revenues[2] and pre-tax income[2] stable
  - Improved margins: gross margin[2] up 9 bps, net margin[2] up 3 bps
  - Recurring revenue margin[2] up 2 bps
- Mandates penetration[3] of 27% increased by 12 ppts from 15%, primarily driven by *Credit Suisse Invest*

1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. 2 In addition to footnote 1, Swisscard net revenues and total operating expenses have been excluded for 1Q15. 3 Advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business.

CREDIT SUISSE

May 10, 2016 32

Impact of the deconsolidation of the card issuing business in 2015 on Swiss Universal Bank results

in CHF mn	Reported Swiss Universal Bank 1Q16	4Q15	1Q15	Swisscard Impact[1] 1Q16	4Q15	1Q15	Adjusted for Swisscard deconsolidation 1Q16	4Q15	1Q15
Net interest income	735	753	611			9	735	753	602
Recurring commissions & fees	344	373	412			56	344	373	356
Transaction-based revenues	245	262	329			8	245	262	321
Other revenues	(8)	82	(5)				(8)	82	(5)
Net revenues	**1,316**	**1,470**	**1,347**			**73**	**1,316**	**1,470**	**1,274**
o/w Real estate gains[1]	-	*72*	-				-	*72*	-
o/w Gains on business sales[1]	-	*23*	-				-	*23*	-
Provision for credit losses	**6**	**43**	**23**				**6**	**43**	**23**
Total operating expenses	**884**	**1,060**	**897**			**61**	**884**	**1,060**	**836**
o/w Restructuring expenses[1]	*40*	*39*	-				*40*	*39*	-
o/w Major litigation expenses[1]	-	*25*	-				-	*25*	-
Pre-tax income	**426**	**367**	**427**			**12**	**426**	**367**	**415**
Pre-tax income excl. adjustment items[1]	*466*	*336*	*427*			*12*	*466*	*336*	*415*
Cost/income ratio excl. adj. items[1]	*64%*	*72%*	*67%*				*64%*	*72%*	*66%*
Adj. return on regulatory capital[2,3]	*16%*	*11%*	*14%*				*16%*	*11%*	*13%*

This is an illustrative pro-forma presentation of the impact of the deconsolidation of the card issuing business on the historical results of SUB as if it had occurred on December 31, 2014. Given that as of July 1, 2015 the business has been deconsolidated and transferred to the equity method investment, Swisscard AECS GmbH and the transaction does not qualify for discontinued operations, the historical results are not restated in this respect. The reduction in pre-tax income in the Private Banking business of Swiss Universal Bank, is offset by the reduction in minority interest from the deconsolidation at the Group level, therefore there is no material impact on the Group's net income attributable to shareholders. These illustrative figures cannot be seen as being indicative of future trends or results. 1 Pro-forma impact of the card issuing business deconsolidation. 2 Adjusted results are non-GAAP financial measures. 3 Based on adjusted returns; 'worst of' return on 10% of average RWA and return on 3.5% of average leverage exposure; assumes tax rate of 30% for all periods.

CREDIT SUISSE May 10, 2016 33

Swiss Universal Bank – Corporate & Institutional Banking

SUB – C&IB in CHF mn		1Q16	4Q15	1Q15
Profitability	Net interest income	276	288	205
	Recurring commissions & fees	109	116	121
	Transaction-based revenues	113	113	127
	Other revenues	(10)	-	(5)
	Net revenues	**488**	**517**	**448**
	o/w Gains on business sales[1]	-	13	-
	Provision for credit losses	**(3)**	**29**	**11**
	Total operating expenses	**266**	**287**	**253**
	o/w Restructuring expenses[1]	6	7	-
	Pre-tax income	**225**	**201**	**184**
	Cost/income ratio	55%	56%	56%
Adjusted[1]	*Pre-tax income*	*231*	*195*	*184*
	Cost/income ratio	*53%*	*56%*	*56%*
NNA / AuM	Net new assets in bn	2.3	4.2	6.1
	Assets under management in bn	274	276	287

Compared to 1Q15 and 4Q15

- Strong adjusted pre-tax income[1] increased by 26% from 1Q15 and 18% from 4Q15
- Improved revenue performance vs. 1Q15, primarily from the increase in net interest income, partially offset by lower non-interest income and transactions at more normal levels than in 1Q15 after the SNB announcement
- Credit provisions on a very low level, highlighting the quality of our portfolio
- Cost/income ratio improved further
- Good Investment Banking Switzerland deal momentum with 52 announced deals across categories with a value in excess of CHF 50 bn; revenue recognition expected over upcoming quarters, depending on market conditions

1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.

CREDIT SUISSE

May 10, 2016 34

International Wealth Management – Private Banking

IWM – Private Banking in CHF mn		1Q16	4Q15	1Q15
Profitability	Net interest income	301	275	220
	Recurring commissions & fees	276	283	287
	Transaction- & perf.-based revenues	211	214	241
	Other revenues	(2)	10	-
	Net revenues	**786**	**782**	**748**
	o/w Gains on business sales[1]	-	11	-
	Provision for credit losses	**(2)**	**(8)**	**1**
	Total operating expenses	**586**	**846**	**530**
	o/w Restructuring expenses[1]	10	30	-
	o/w Major litigation provisions[1]	-	228	(10)
	Pre-tax income / (loss)	**202**	**(56)**	**217**
	Cost/income ratio	75%	108%	71%
Adjusted[1]	*Pre-tax income*	*212*	*191*	*207*
Adjusted[1]	*Cost/income ratio*	*73%*	*76%*	*72%*
Key metrics	Gross margin in bps	109	106	97
	Net margin in bps	28	(8)	28
Adjusted[1]	*Gross margin in bps*	*109*	*105*	*97*
Adjusted[1]	*Net margin in bps*	*30*	*26*	*27*
	Net new assets in bn	5.4	(4.2)	(0.7)
	Assets under Management in bn	287	290	310
	Loans in bn	38.9	38.9	37.1
	Relationship managers	1,150	1,190	1,220
	Mandates penetration[2]	30%	30%	27%

Compared to 1Q15 and 4Q15

- Adjusted pre-tax income[1] up 2% from 1Q15 and up 11% from 4Q15
- Revenues up 5% from 1Q15
  - Growth in net interest income with improved margins on higher volumes (both deposit and loans)
  - Recurring revenue margin up 1 bp with average AuM down 7%
  - Lower brokerage & product issuing fees partly offset by higher structured products solutions revenues for UHNW clients
  - 1Q15 transactional revenues driven by SNB announcement
- Adjusted operating expenses[1] up 7% from 1Q15 including higher compliance & risk management expenses
  - 1Q16 adjusted operating expenses[1] down 2% from 4Q15 and 2% higher than the 2015 quarterly average
- Adjusted net margin[1] improved to 30 bps, a record level since 2011
- Broad-based asset inflows across regions primarily related to lending and inflows into mandates / diversified portfolios
  - Mandates penetration[2] increased to 30% in 1Q16 with cumulative net mandates sales of CHF 7.8 bn since 1Q15

UHNW = Ultra-High-Net-Worth. 1 Adjusted results are non-GAAP financial measures, a reconciliation to reported results is included in the supplemental slides of this presentation.
2 Advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business.

CREDIT SUISSE

May 10, 2016 35

International Wealth Management – Asset Management

IWM – Asset Management in CHF mn		1Q16	4Q15	1Q15
Profitability	Management fees	225	224	207
	Performance and placement fees	19	56	35
	Investments and partnerships	78	84	79
	Net revenues	**322**	**364**	**321**
	Compensation and benefits	152	197	175
	Other operating expenses	102	131	100
	Total operating expenses	**254**	**328**	**275**
	o/w Restructuring expenses[1]	(1)	3	-
	Pre-tax income	**68**	**36**	**46**
	Cost/income ratio	79%	90%	86%
Adjusted[1]	*Pre-tax income*	*67*	*39*	*46*
	Cost/income ratio	*79%*	*89%*	*86%*
NNA / AuM	Net new assets in bn	1.5	3.6	9.2
	Assets under Management in bn	301[2]	321	310

Compared to 1Q15 and 4Q15

- Pre-tax income up 48% from 1Q15 and up 89% from 4Q15
- Revenues unchanged from 1Q15
  - 9% higher management fees due to increased AuM
  - Lower performance revenues reflective of more challenging market conditions in 1Q16
  - Stable investment and partnership income with a residual gain from a PE interest offset by lower income from single-manager hedge funds and investment-related losses
- Operating expenses down 8% from 1Q15 reflecting lower deferred and discretionary compensation expenses
  - Decrease of 23% from 4Q15 due to lower discretionary compensation and lower professional services costs
- Net new assets of CHF 1.5 bn with inflows primarily from traditional products, including index solutions and real estate

1 Adjusted results are non-GAAP financial measures, a reconciliation to reported results is included in the supplemental slides of this presentation.
2 Including negative other effects of CHF 14 bn mainly from a structural adjustment of assets under management reported for multi-asset class solutions.

CREDIT SUISSE
May 10, 2016 36

Asia Pacific – Private Banking

APAC – Private Banking in CHF mn			1Q16	4Q15	1Q15
Profitability		Net interest income	116	131	96
		Recurring commissions & fees	73	60	72
		Transaction-based revenues	128	84	129
		Other revenues	(17)	(4)	-
		Net revenues	**300**	**271**	**297**
		Provision for credit losses	**(17)**	**(5)**	**(1)**
		Total operating expenses	**215**	**228**	**190**
		o/w Restructuring expenses[1]	-	1	-
		o/w Major litigation expenses[1]	-	6	-
		Pre-tax income	**102**	**48**	**108**
		Cost/income ratio	72%	84%	64%
	Adjusted[1]	*Pre-tax income*	*102*	*55*	*108*
		Cost/income ratio	*72%*	*82%*	*64%*
Key metrics		Gross margin in bps	81	72	81
		Net margin in bps	28	13	29
	Adjusted[1]	*Gross margin in bps*	*81*	*72*	*81*
		Net margin in bps	*28*	*15*	*29*
		Net new assets in bn	4.3	3.0	4.5
		Assets under management in bn	150	150	155
		Relationship managers	630	590	530

Compared to 1Q15 and 4Q15

- Adjusted pre-tax income[1] down 6% from 1Q15 and up 85% from 4Q15
- Strong revenues of CHF 300 mn, with an increase in net interest income vs. 1Q15 from higher volumes and expanded margins, partially offset by lower other revenues, which reflect the reversal of gains on credit hedges that were offset by a corresponding release of provision for credit losses
  - Strong activity from U/HNW clients and Entrepreneurs / Corporates
- Operating expenses up 13% from 1Q15, driven by higher number of relationship managers / client-facing staff and infrastructure investments
- Successful RM hiring with 40 additions since 4Q15 and 100 since 1Q15
- 11% annualized net new asset growth supported by productivity of new RM hires; gross margin unchanged vs. 1Q15 at 81 bps

(U)HNW = (Ultra-)High-Net-Worth. 1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation.

CREDIT SUISSE

May 10, 2016 37

 Adjusted1  Asia Pacific – Investment Banking  1 Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. 2 Sources: regional stock exchange data, Bloomberg, CS estimates.  38   Fixed income sales & trading 258 139 262 Equity sales & trading 298 377 516 Underwriting & Advisory 73 80 75 Other revenues (28) (42) (18)Net revenues 601 554 835Provision for credit losses (5) 8 (3)Total operating expenses 452 1,221 460 o/w Goodwill impairment1 - 765 - o/w Restructuring expenses1 1 2 -Pre-tax income / (loss) 154 (675) 378Cost/income ratio 75% 220% 55%Pre-tax income 155 92 378Cost/income ratio 75% 82% 55%  Compared to 1Q15 and 4Q15Adjusted pre-tax income1 down 59% from 1Q15 and up 68% from 4Q15Revenues down from a strong 1Q15Solid 1Q16 performance in fixed income sales & trading and stable advisory & underwriting vs. 1Q15, while equities sales & trading significantly lower from a strong trading environment in 1Q15Increased equities market share2 from ~5.2% in 1Q15 to ~6.4%Adjusted operating expenses1 down 2% from 1Q15 from lower discretionary variable compensation expense  May 10, 2016  Profitability  APAC – Investment Banking in USD mn  4Q15  1Q15  1Q16

Corporate Bank Oil & Gas net exposure as of 1Q16

Oil & Gas net lending exposure[1] in USD bn



9.3
Other regions
17%
North America
83%
By Geography
9.3
Non-Investment Grade
38%
Investment Grade
62%
By Rating[2]
9.3
Refining
7%
Oilfield Services
11%
Integrated
15%
Midstream
31%
Exploration & Production
35%
By Segment

Refining (USD 0.7 bn): Benefits from low oil prices and strong end product demand. Non-Investment Grade exposure (35% of Net Refining exposure) is predominantly asset-based lending

Oilfield Services (USD 1.0 bn): Oilfield Services revenues are closely tied to Exploration and Production spending

Integrated (USD 1.4 bn): Large, investment grade counterparties with exposure to oil and gas, refining, midstream and chemicals

Midstream (USD 2.9 bn): Pipelines, storage and gathering assets dependent on oil and gas production volumes and less directly exposed to commodity prices

Exploration & Production (USD 3.3 bn): 60% is Non-Investment Grade, of which 82% is reserve based lending. Reserve based lending is increased/decreased based on commodity prices and is typically re-determined twice a year

Of the USD 11.5 bn gross lending exposure to the Oil & Gas sector, 74% is unfunded[3]

Note: Rounding differences may occur.
1 Corporate Bank net exposure as of March 31, 2016 equals a gross lending exposure of USD 11.5 bn less single name CDS and structured hedges. 2 Based on internal Credit Suisse credit ratings framework.
3 Drawn exposure includes total drawn loans and issued letters of credit.

CREDIT SUISSE May 10, 2016 39

Debt underwriting portfolio as of 1Q16

Single B vs. double B underwriting exposure in USD bn



BB+, BB, BB-
B+, B, B-
11.7
6.5
5.2
3.9
2.1
1.8
4Q15
1Q16

Oil & Gas underwriting exposure as % of underwriting portfolio



Single B and double B portfolio
Investment Grade portfolio
USD
3.9 bn
Oil & Gas
9.0% vs.
3.0% at end
of 4Q15
USD
14.1 bn
Oil & Gas
1.3% vs.
6.6% at end
of 4Q15

Non-investment grade Oil & Gas underwriting exposure unchanged vs. 4Q15, while total non-investment grade underwriting exposure decreased

Investment Grade underwriting exposure in USD bn



14.4
14.1
4Q15
1Q16

- Sharply reduced mark-to-market losses on the underwriting portfolio to USD 22 mn in 1Q16
- Volatile market conditions in 1Q16 impacted risk appetite for new commitments; however markets improved in March and the outlook remains positive
- Leveraged finance remains a key franchise: we continue to underwrite new commitments across the ratings spectrum as markets become more constructive

Note: Reflects overall underwriting portfolio pre-JV between GM and IBCM.

CREDIT SUISSE May 10, 2016 40

       41  Strong progress on the reduction of costs,RWA and Leverage in the SRU    Directexpenses  Restructuringexpenses  255  Major litigationexpenses  Indirectexpenses  153  176  466  331  158  1,050  May 10, 2016  566  Operating expenses in CHF mn  77    62  43  19  55  36  19  (16)%1  Credit and market risk    Operational risk    138  122  Basel 3 RWA in CHF bn  Leverage exposure in CHF bn    Former Private Banking & Wealth Management  Fixed Income  Ops risk  Equities  Other  Market risk  6%  6%  9%  1 Percentage decrease refers to RWA excluding operational risk.  1Q16 Basel 3 RWA in CHF bn  Former Private Banking & Wealth Management  Equities  Other  10%  9%  1Q16 Leverage exposure in CHF bn  (12)%  122  Fixed Income  79%  55  35%  43%  2%  1%

Currency mix & Group capital metrics

Credit Suisse Core results		Contribution				
CHF mn	1Q16	CHF	USD	EUR	GBP	Other
Net revenues	4,750	29%	45%	12%	2%	12%
Total expenses[1]	4,510	26%	38%	5%	13%	18%
Swiss Universal Bank						
Net revenues	1,316	82%	10%	6%	1%	1%
Total expenses[1]	890	86%	2%	4%	4%	4%
International Wealth Management						
Net revenues	1,108	17%	49%	24%	4%	6%
Total expenses[1]	838	37%	25%	15%	11%	12%
Asia Pacific						
Net revenues	894	2%	44%	1%	1%	52%
Total expenses[1]	643	1%	15%	0%	1%	83%
Global Markets						
Net revenues	973	0%	80%	18%	1%	1%
Total expenses[1]	1,608	3%	63%	3%	24%	7%
Investment Bank & Capital Markets						
Net revenues	369	0%	84%	3%	8%	5%
Total expenses[1]	472	1%	77%	3%	13%	6%

Sensitivity analysis on Core results[2]

Applying a +/- 10% movement on the average FX rates for 1Q16, the sensitivities are:

- USD/CHF impact on 1Q16 pre-tax income by CHF +41 / (41) mn
- EUR/CHF impact on 1Q16 pre-tax income by CHF +33 / (33) mn

Currency mix capital metric[3]

look-through



16%
10%
8%
10%
5%
14%
44%
42%
44%
USD
41%
40%
26%
CHF
CET1 capital4
Basel 3 Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening of the USD (vs. CHF) would have a **0.4 bps impact** on the "look-through" **BIS CET1 ratio**

1 Total expenses include provisions for credit losses. 2 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 1.01 and EUR/CHF of 1.10 for the 1Q16 results. 3 Data based on March 2016 month-end currency mix and on a look-through basis. 4 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel 3 regulatory adjustments (e.g. goodwill).

CREDIT SUISSE

May 10, 2016 42

Shareholders' equity and "look-through" CET1 capital breakdown

Reconciliation of shareholders' equity to "look-through" CET1 capital in CHF mn

	1Q16
Shareholders' equity	**44,997**
Regulatory deductions (includes accrued dividend, treasury share reversal, scope of consolidation)	**(591)**
Adjustments subject to phase-in	**(12,566)**
Non-threshold-based	**(11,558)**
Goodwill & Intangibles (net of Deferred Tax Liability)	(4,713)
Deferred tax assets that rely on future profitability (excl. temporary differences)	(3,683)
Defined benefit pension assets (net of Deferred Tax Liability)	(581)
Advanced internal ratings-based provision shortfall	(463)
Own Credit (Bonds, Struct. Notes, PAF, CCA, OTC Derivatives)	(2,012)
Own shares and cash flow hedges	(106)
Threshold-based	**(1,008)**
Deferred Tax Asset on timing differences	(1,008)
Total regulatory deductions and adjustments	**(13,157)**
"Look-through" Common Equity Tier 1 capital	**31,840**

1Q16 Shareholders' equity breakdown in CHF bn



Goodwill and Intangibles[1]
4.9
Other Tangible equity[2] (not B3 effective)
6.8
SRU[3]
5.5
Investment Banking & Capital Markets[3]
1.6
Global Markets[3]
11.5
APAC[3]
3.5
International Wealth Management[3]
3.2
Swiss Universal Bank[3]
8.2
4.9
8.3
Total regulatory deductions and adjustments
31.8
"Look-through" Common Equity Tier 1 Capital
1Q16 Shareholders' equity in CHF bn

1 Goodwill and intangibles including mortgage servicing rights, gross of Deferred Tax Liability. 2 Includes CHF 2.2 bn of Corporate Center and Corporate Functions regulatory capital. 3 Regulatory capital calculated as the higher of 10% of RWA or 3.5% of leverage exposure.

CREDIT SUISSE

May 10, 2016 43

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other items included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items
Core Results, Strategic Resolution Unit and CS Group

	Core Results			Strategic Resolution Unit			Credit Suisse Group		
in CHF mn	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15
Pre-tax income / (loss) reported	**240**	**(5,319)**	**1,894**	**(724)**	**(1,122)**	**(383)**	**(484)**	**(6,441)**	**1,511**
FVoD (gains) / losses	-	697	(144)	-	-	-	-	697	(144)
Real estate gains	-	(72)	-	-	-	-	-	(72)	-
(Gains) / losses on business sales	52	(34)	-	4	-	-	56	(34)	-
Adjustments to net revenues	52	591	(144)	4	-	-	56	591	(144)
Goodwill impairment	-	3,797	-	-	-	-	-	3,797	-
Restructuring expenses	178	202	-	77	153	-	255	355	-
Major litigation provisions	-	309	(10)	-	255	-	-	564	(10)
Adjustments to total operating expenses	178	4,308	(10)	77	408	-	255	4,716	(10)
Adjustments to pre-tax income	230	4,899	(154)	81	408	-	311	5,307	(154)
Adjusted pre-tax income / (loss)	**470**	**(420)**	**1,740**	**(643)**	**(714)**	**(383)**	**(173)**	**(1,134)**	**1,357**

Note: Adjustments are expressed as adjustments to pre-tax income. Gains on business sales reflect sales of stakes in Euroclear of CHF 34 mn in 4Q15, and include cumulative losses on sales of businesses of CHF 4 mn in the Strategic Resolution Unit and a reclassification of CHF 52 mn from cumulative translation adjustments (CTA) to other revenues in the Corporate Center in connection with the sale of Credit Suisse (Gibraltar) Limited in 1Q16.

CREDIT SUISSE
May 10, 2016 44

Reconciliation of adjustment items
Swiss Universal Bank & International Wealth Management

	Swiss Universal Bank			SUB – Private Banking			SUB – Corporate & Institutional Banking		
in CHF mn	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15
Pre-tax income / (loss) reported	**426**	**367**	**427**	**201**	**166**	**243**	**225**	**201**	**184**
FVoD (gains) / losses	-	-	-	-	-	-	-	-	-
Real estate gains	-	(72)	-	-	(72)	-	-	-	-
Gains on business sales	-	(23)	-	-	(10)	-	-	(13)	-
Adjustments to net revenues	-	(95)	-	-	(82)	-	-	(13)	-
Goodwill impairment	-	-	-	-	-	-	-	-	-
Restructuring expenses	40	39	-	34	32	-	6	7	-
Major litigation provisions	-	25	-	-	25	-	-	-	-
Adjustments to total operating expenses	40	64	-	34	57	-	6	7	-
Adjustments to pre-tax income	40	(31)	-	34	(25)	-	6	(6)	-
Adjusted pre-tax income / (loss)	**466**	**336**	**427**	**235**	**141**	**243**	**231**	**195**	**184**

	International Wealth Management			IWM – Private Banking			IWM – Asset Management		
in CHF mn	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15
Pre-tax income / (loss) reported	**270**	**(20)**	**263**	**202**	**(56)**	**217**	**68**	**36**	**46**
FVoD (gains) / losses	-	-	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-	-	-
Gains on business sales	-	(11)	-	-	(11)	-	-	-	-
Adjustments to net revenues	-	(11)	-	-	(11)	-	-	-	-
Goodwill impairment	-	-	-	-	-	-	-	-	-
Restructuring expenses	9	33	-	10	30	-	(1)	3	-
Major litigation provisions	-	228	(10)	-	228	(10)	-	-	-
Adjustments to total operating expenses	9	261	(10)	10	258	(10)	(1)	3	-
Adjustments to pre-tax income	9	250	(10)	10	247	(10)	(1)	3	-
Adjusted pre-tax income / (loss)	**279**	**230**	**253**	**212**	**191**	**207**	**67**	**39**	**46**

Note: Adjustments are expressed as adjustments to pre-tax income. Gains on business sales reflect sales of stakes in Euroclear of CHF 23 mn for Swiss Universal Bank and CHF 11 mn for International Wealth Management.

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May 10, 2016 45

Reconciliation of adjustment items
Asia Pacific / Global Markets / IBCM

in CHF mn	Asia Pacific			APAC – Private Banking			APAC – Investment Banking		
	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15
Pre-tax income / (loss) reported	**251**	**(617)**	**465**	**102**	**48**	**108**	**149**	**(665)**	**357**
FVoD (gains) / losses	-	-	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-	-	-
Gains on business sales	-	-	-	-	-	-	-	-	-
Adjustments to net revenues	-	-	-	-	-	-	-	-	-
Goodwill impairment	-	756	-	-	-	-	-	756	-
Restructuring expenses	1	3	-	-	1	-	1	2	-
Major litigation provisions	-	6	-	-	6	-	-	-	-
Adjustments to total operating expenses	1	765	-	-	7	-	1	758	-
Adjustments to pre-tax income	1	765	-	-	7	-	1	758	-
Adjusted pre-tax income / (loss)	**252**	**148**	**465**	**102**	**55**	**108**	**150**	**93**	**357**

in USD mn	Global Markets			Investment Banking & Capital Markets			APAC – Investment Banking		
	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15	1Q16	4Q15	1Q15
Pre-tax income / (loss) reported	**(649)**	**(3,510)**	**891**	**(104)**	**(503)**	**(51)**	**154**	**(675)**	**378**
FVoD (gains) / losses	-	-	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-	-	-
Gains on business sales	-	-	-	-	-	-	-	-	-
Adjustments to net revenues	-	-	-	-	-	-	-	-	-
Goodwill impairment	-	2,690	-	-	384	-	-	765	-
Restructuring expenses	102	105	-	28	22	-	1	2	-
Major litigation provisions	-	51	-	-	-	-	-	-	-
Adjustments to total operating expenses	102	2,846	-	28	406	-	1	767	-
Adjustments to pre-tax income	102	2,846	-	28	406	-	1	767	-
Adjusted pre-tax income / (loss)	**(547)**	**(664)**	**891**	**(76)**	**(97)**	**(51)**	**155**	**92**	**378**

Note: Adjustments are expressed as adjustments to pre-tax income.

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May 10, 2016 46

Reconciliation of adjustment items Corporate Center

in CHF mn	Corporate Center		
	1Q16	4Q15	1Q15
Pre-tax income / (loss) reported	**31**	**(1,078)**	**(56)**
FVoD (gains) / losses	-	697	(144)
Real estate gains	-	-	-
(Gains) / losses on business sales	52	-	-
Adjustments to net revenues	52	697	(144)
Goodwill impairment	-	-	-
Restructuring expenses	-	-	-
Major litigation provisions	-	-	-
Adjustments to total operating expenses	-	-	-
Adjustments to pre-tax income	52	-	-
Adjusted pre-tax income / (loss)	**83**	**(381)**	**(200)**

Note: Adjustments are expressed as adjustments to pre-tax income. Gains on business sales include a reclassification of CHF 52 mn from CTA to other revenues in the Corporate Center in connection with the sale of Credit Suisse (Gibraltar) Limited in 1Q16.

CREDIT SUISSE

May 10, 2016 47

May 10, 2016

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrant)

Date: May 10, 2016
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer